Ballard Power Systems Inc.

News Release

Ballard’s Fuel Cell Module Powers The First BC Transit Zero-Emission Fuel Cell Bus

For Immediate Release – October 5, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) congratulates BC Transit, the Province of British Columbia, the Government of Canada, and its consortium partners on the introduction of the first bus in BC Transit’s fleet of 20 hydrogen fuel cell buses. Representatives from Ballard were on site as Premier Gordon Campbell unveiled “Bus 1” on Friday, October 3, 2009 in Vancouver. BC Transit’s fleet will become the largest single deployment of zero-emission fuel cell buses worldwide and it is powered by Ballard’s heavy-duty fuel cell module, the FCvelocityTM-HD6.

“All of us at Ballard are proud of to be partners in helping BC lead the way in adopting new technologies that support sustainable practices and reduce greenhouse gas emissions,” said John Sheridan, Ballard’s President and Chief Executive Officer. “The BC Transit fuel cell bus fleet is an important proof point for the level of robustness and durability offered by Ballard clean energy products – not only in buses but also in material handling and stationary power.”

Fuel cell buses are zero-emission vehicles, with no greenhouse gases, particulates, or harmful emissions released during operation. Water is the only byproduct. BC Transit’s fleet of fuel cell buses is expected to reduce greenhouse gas emissions by around 1,800 tonnes per year in British Columbia.

Ballard’s FCvelocityTM-HD6 is ideal for integration into bus applications. It is designed to be a plug-and-play solution for any fuel cell or hybrid fuel cell bus platform and to be robust and durable in harsh motive conditions. The BC Transit fleet is the first that incorporates Ballard’s heavy-duty fuel cell module into a hybrid fuel cell / battery architecture with an electric drive, which enables higher vehicle efficiency and improved fuel cell durability.

BC Transit’s fleet of fuel cell buses will operate in revenue service in the Resort Municipality of Whistler, British Columbia during the 2010 Olympic and Paralympic Winter Games and beyond.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Media Relations at telephone number 604-453-3804 or on e-mail media@ballard.com.